Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Hadron Energy Secures Strategic Investment and Multi-Project

Nuclear Deployment Framework with Smartland Energy

NEW YORK, NY — April 28, 2026 — Hadron Energy, Inc. (“Hadron”), a developer of advanced nuclear microreactor technology, and Smartland Energy, LLC (“Smartland”), a developer of modular, behind-the-meter power infrastructure for large industrial and digital loads, today announced the signing of a non-binding Memorandum of Understanding (“MOU”) establishing a strategic collaboration to evaluate the potential deployment of Hadron’s proprietary Halo Micro-Modular Reactor (“MMR”) technology across up to five qualified Smartland projects over time. The MOU creates a portfolio-scale framework for technical and commercial evaluation across Smartland’s behind-the-meter development pipeline. In connection with the MOU, Smartland has made an initial strategic investment in Hadron Energy and may consider additional participation in future financing rounds as the collaboration advances. The parties intend to pursue a phased, disciplined approach over time, with any individual deployment remaining subject to site-specific diligence, licensing, permitting, financing, commercial terms, and definitive agreements.

Industrial and digital operators are facing rapid load growth, multi-year interconnection queues, and increasing pressure to secure firm, on-site power solutions on commercially relevant timelines. As a result, infrastructure developers are placing greater emphasis on behind-the-meter generation that can support reliability, resilience, and long-term capacity planning independent of grid constraints.

Advanced nuclear microreactors are one pathway being evaluated within that broader shift, and Smartland’s collaboration with Hadron reflects that long-term planning approach.

A Portfolio Built for the Long Term

Smartland is advancing a development pipeline of approximately 150 MWe per project, with 12 projects targeted for completion by 2035, representing aggregate capacity demand of approximately 1.8 GWe. That behind-the-meter platform provides the strategic context for the Hadron collaboration and is intended to deliver resilient, scalable, on-site power to customers with stringent reliability and long-duration energy requirements. The MOU establishes a framework under which the parties will conduct technical feasibility studies and evaluate pathways for the potential integration of Hadron’s Halo MMR technology across qualified Smartland projects over time, with an initial deployment targeted for the early 2030s, subject to completion of technical, commercial, and regulatory diligence.

The framework contemplates up to five potential future deployments across qualified Smartland projects, subject to final documentation, applicable approvals, and the full workstream of site-specific diligence, licensing, permitting, financing, and definitive agreements that governs each individual project decision. No project sites have been publicly identified, and none of Smartland’s existing development projects are being modified as a result of this announcement.

Hadron’s Halo MMR: Firm Power in a New Form Factor

Central to the collaboration is Hadron’s Halo Micro-Modular Reactor, a 10 MWe light-water nuclear system engineered for modular, behind-the-meter deployment. Light-water reactor technology is supported by decades of operating experience, an established supply chain, and available fuel. Hadron’s MMR design is intended to help meet rising energy demand in industrial and digital applications while advancing toward commercialization.

Unlike traditional nuclear infrastructure, the Halo MMR is designed to be fully factory-fabricated and truck-transportable, enabling installation in a range of industrial and infrastructure contexts that have historically been inaccessible to nuclear generation. The reactor’s compact form factor, combined with its ability to deliver continuous, carbon-free firm power independent of grid conditions, positions it as a meaningful component within a diversified behind-the-meter power strategy.

Hadron is advancing the Halo MMR through technical development, licensing engagement, and a growing set of strategic partnerships. The Company recently announced a collaboration with Paragon Energy Solutions, a Mirion Technologies Company, to develop the Instrumentation & Control (I&C) architecture for the Halo MMR which represents a critical subsystem milestone on the path toward commercial deployment. The Form S-4 registration statement filed by GigCapital7 Corp. (Nasdaq: GIG), to which Hadon is a co-registrant, became effective on April 15, 2026 and GigCapital7 has scheduled a shareholder meeting for May 7, 2026 for the purpose of seeking shareholder approval of the business combination between the two companies which will result in the Company’s proposed public listing, a process that would further capitalize the Company’s development and commercialization roadmap.

Strategic Investment Reflects Shared Conviction

In connection with the MOU, Smartland has made an initial strategic investment in Hadron Energy and may consider additional participation in future financing rounds. The investment reflects Smartland’s view of the relationship as a long-term platform commitment rather than a transactional off-take arrangement.

“Power-hungry industrial and digital infrastructure cannot wait for the grid to catch up; it needs firm, on-site generation that performs independently of it. That is what the Halo MMR is designed to do, and Smartland’s portfolio discipline is exactly the kind of partnership we are building toward.”—Sam Gibson, Founder & CEO, Hadron Energy

“Smartland Energy is developing a long-term portfolio of behind-the-meter power infrastructure for customers that need resilient, on-site generation. Our collaboration with Hadron reflects our view that advanced nuclear power will become an important part of the next generation of industrial and digital power infrastructure.”—Vadim Kleyner, CEO, Smartland Energy

Specific project locations are not being publicly identified and remain subject to site-specific diligence, licensing, permitting, financing, commercial structuring, and definitive agreements. Any deployment timeline remains dependent on development, manufacturing, regulatory, and project milestones, and any reference to the early 2030s reflects a current planning objective only. This announcement does not indicate that any existing Smartland project has been selected for nuclear deployment or that any current project-level plans have been modified.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MWe of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor vessel, core, and containment shell to be truck transportable, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution.

For more information, please visit https://www.hadronenergy.com/

About Smartland Energy, LLC

Smartland Energy is a developer of modular, behind-the-meter power infrastructure for large industrial and digital loads. The company is advancing a development pipeline with 12 projects targeted for completion by 2035, representing aggregate capacity demand of approximately 1.8 GWe. Smartland’s platform is focused on resilient, scalable, on-site power solutions for customers that require reliability, long-duration energy planning, and disciplined execution.

For more information, please visit https://www.smartlandenergy.com/

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the strategic collaboration between Hadron and Smartland, and any potential deployment of Hadron’s Halo MMR in connection therewith; the development and translation into an operational reactor of the Hadron Halo MMR, and its subsequent construction and performance, including with respect to quality control and safety; Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron Halo MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s Halo MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its Halo MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the registration statement that Hadron and GigCapital7 filed in connection with the business combination (the “Registration Statement”).

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction is being submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7 and Hadron have filed with the SEC the Registration Statement that includes a prospectus relating to the offer of securities to be issued in connection with the business combination and GigCapital7 has filed a final prospectus/ definitive proxy statement, which is being distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination and other matters as described in the Registration Statement. GigCapital7 is mailing the final prospectus/definitive proxy statement and other relevant documents (the “GigCapital7 Shareholder Materials”) to its shareholders as of April 15, 2026, the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE FINAL PROSPECTUS/DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROSPECTUS/PROXY STATEMENT BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 6, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7 shareholders in connection with the business combination is set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com